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                                                                    EXHIBIT 99.5

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


        We hereby consent to the use in this Annual Report on Form 40-F of our report dated January 24, 2003, except for certain information contained in notes 3 and 20, as to which the date is April 4, 2003, relating to the consolidated financial statements of Gerdau AmeriSteel Corporation, which appear in Exhibit
99.2 of this Form 40-F. We also consent to the use in this Annual Report on Form 40-F of our Comments by Auditors for United States of America Readers on Canada - United States of America Reporting Differences dated January 24, 2003.


/s/ PricewaterhouseCoopers LLP
Orlando, Florida
January 24, 2003